JUPITERS LIMITED ABN 78 010 741 045 Level 9, Niecon Tower 17 Victoria Avenue PO Box 1400 Broadbeach QLD 4218 Australia Telephone 07 5584 8900 Facsimile 07 5538 6315
29 October 2002

File ref: 67 SX-07.2

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549
UNITED STATES OF AMERICA

Attention: Filing Desk

JUPITERS LIMITED
REGISTRATION NO. 333-10374

Ladies and Gentlemen,

Enclosed are eight copies of the Form 6-K covering an announcement made to the Australian Stock Exchange Limited regarding:

·; Jupiters Limited - Takeover Bid for Breakwater Island Trust - Bidder's Statement
·; Appendix 3B - New Issue Announcement, Application for Quotation of Additional Securities and Agreement
·; Form 604 - Notice of Change of Interests of Substantial Holder
·; Jupiters Limited - Takeover Bid for Breakwater Island Trust - Record Date
·; Appendix 3Y - Change of Director's Interest Notice

Yours faithfully

LAURENCE M CARSLEY
CHIEF FINANCIAL OFFICER

Enc.

cc: Global Finance Unit
The Bank of New York
Corporate Trust Administration
Floor 21 West
101 Barclay Street
New York, New York 10286
UNITED STATES OF AMERICA
FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
_____________

For the month of October 2002

_____________

JUPITERS LIMITED
ACN 010 741 045

9th Floor, Niecon Tower
17 Victoria Avenue
Broadbeach Queensland 4218
Australia

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F 4 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No 4

If ";Yes"; is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): ______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

JUPITERS LIMITED
(Registrant)

Date: 29 October 2002 By: _________________________
Name: Laurence M. Carsley
Title: Chief Financial Officer